UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 30, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-           .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart MacKenzie

Name: Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: July 30, 2008

Group Overview
•	Group gold production for the quarter was 177,000 oz up 27% on the previous quarter, taking production to 316,000 oz for the half-year.
•	Merger with Equigold NL completed, providing significant diversification benefits and exciting growth potential.
Operational Summary
LIHIR ISLAND
•	Record quarterly mill throughput of 1.6 million tonnes.

•	Gold production of 170 koz.

•	Cash costs at $417/oz, below industry averages.
BALLARAT
•	Record development of 1,373 metres for the quarter.
•	Pre-production gold produced, 614 oz.
MT RAWDON
•	Gold production of 27 koz with 5,088 oz attributable to merged entity.
Operational Summary continued
KIRKALOCKA
•	Gold production of 12 koz with 1,716 oz attributable to merged entity.
IVORY COAST
•	Bonikro construction nearing completion.
•	Excellent drilling results received from the Hiré permit area.
Outlook
•	Group production in 2008 is expected to be over 850,000 oz, in line with previous guidance.
•	Total cash costs per ounce for the full year expected to be less than $400/oz from Lihir Island.
•	Full plant commissioning to commence in August at Bonikro.
•	Ballarat to commence commercial production by year end.
Second Quarter Production Report for the three months ended 30 June 2008 Page 1 of 11

Managing Director’s Review
The second quarter of 2008 saw the continued growth of the LGL group with the completion of the agreed merger with Equigold NL, the ongoing development of the Ballarat operation and the advancement of the Million Ounce Plant Upgrade on Lihir Island.
The merger with Equigold became effective on 17 June 2008 following the Scheme Meeting on 30 May. The merger brings into the LGL group the well established Mt Rawdon mine near Bundaberg in Queensland, as well as the Bonikro mine (due to commence commissioning in August) and an extensive exploration portfolio in Ivory Coast.
These projects will complement the existing LGL operations at Ballarat, where commercial production is due to commence in the final quarter of the year, and at Lihir Island, where good progress has been made in expanding the operation.
The Million Ounce Plant Upgrade commenced in the March quarter. The upgrade will lift the Lihir Island operation to the appropriate scale to extract full value from the 23 million ounce gold deposit. The project, which will have a capital cost of approximately $700 million, is anticipated to lead to increased annual production, higher output over the life of the mine, reductions in unit costs and substantially enhanced project economics. Importantly, the expansion will not lead to any reduction in the mining period, and could extend mining through an expansion in reserves and resources.
Operational Overview
LIHIR ISLAND
Gold production for the quarter was in line with expectations at 170,000 ounces, following first quarter production of 138,000 ounces, and the operation remains on track to produce 700,000 - 770,000 ounces for the year.
Material movements, at 12 million tonnes for the quarter, were marginally below the prior quarter due primarily to reduced shovel availabilities and high rainfall, but the operation remains on track to achieve total material movements of approximately 55 - 60 million tonnes for the year.

Mill throughput of 1.6 million tonnes was a quarterly record reflecting strong performance of the two milling circuits and improvements in the crushing circuit in April and May. Autoclave throughput, at 1.28 million tonnes, was up 33 percent on the prior quarter, which had been affected by plant maintenance shutdowns. However, autoclave feed grade was down 11% at 4.8 g/t due to a combination of lower gold grade of the ore being delivered from the pit, and higher sulphur grade, which limited utilization of the flotation plant to beneficiate the autoclave feed.
During the period, the on-going exploration drilling program to extend the limits of the ore body between the Lienetz and Kapit pits delivered encouraging results.
MT RAWDON
The Mt Rawdon operation produced 26,806 oz for the quarter and an attributable production to LGL of 5,088 ounces from the merger settlement date of 17 June 2008. Mt Rawdon’s track record of positive ore reconciliation in the June quarter continued, confirming confidence in its ongoing performance.
KIRKALOCKA
Kirkalocka produced 12,039 oz for the quarter with 1,716 ounces of gold attributable to LGL. Milling of run of mine stockpiles is expected to be completed in August 2008 when the project will move into closure and final rehabilitation.
BALLARAT
Mine development at Ballarat made excellent progress in the quarter with a record 1,373 metres completed. The focus of operations remained on underground infrastructure development to enable resource definition ahead of the start of commercial production in the fourth quarter. Gold produced was 614 ounces from process plant test work.
BONIKRO
The development of the Bonikro project in Ivory Coast was nearing completion at the end of the quarter. Commissioning of some process plant equipment, including the SAG mill, started in July. The plant is expected to be well into production by the end of August, providing LGL with a third operating mine in addition to Lihir Island and Mt Rawdon.
Exploration efforts in Ivory Coast are also in the process of being upgraded to accelerate assessments of the large exploration acreage held in the country. Early results continue to be promising.
Financial Overview
Unit costs increased across the mining industry during the June quarter due to increasing input prices, particularly fuel. LGL’s unit costs for the quarter at the Lihir Island operation were at $417/oz, which compared with the prior quarter’s $462/oz. The March quarter had been affected by the plant maintenance shutdown, which reduced production and increased unit costs.
The major factors affecting costs in the second quarter were increasing fuel prices, higher freight and travel costs and adverse exchange rate movements.
Geothermal power production continues to generate significant savings for the company, helping to mitigate the effects of rising oil prices.
The average realised gold price for the quarter was $900/oz, compared with $928/oz in the first quarter of 2008.
Outlook
Following the merger with Equigold, the company now expects to produce over 850,000 ounces in 2008. Production from Lihir Island remains on track to produce between 700,000 - 770,000 ounces with an additional 40,000 - 50,000 ounces from Ballarat, between 50,000 - 60,000 ounces following the start-up of Bonikro, around 5,000 ounces from Kirkalocka and approximately 50,000 ounces from Mt Rawdon.
Unit costs are forecast to decline during the remainder of the year, assisted by increased production rates, and are expected to be less than $400 per ounce at Lihir Island for the year. This will position LGL among the ranks of the gold industry’s lower cost producers.
The successful completion of the merger with Equigold firmly establishes a strong growth platform for LGL as the ongoing transformation of the company continues. I look forward to reporting our first half financial results on 19 August.

ARTHUR HOOD
Managing Director
Second Quarter Production Report for the three months ended 30 June 2008 Page 3 of 11

Operations
PRODUCTION STATISTICS

									Change
			June	March	First	Dec	Sept	June	June 08
			Quarter	Quarter	Half	Quarter	Quarter	Quarter	From
			2008	2008	2008	2007	2007	2007	Mar 08

Lihir Island
Mining	High grade ore mined	Kt	1,317	965	2,282	1,606	1,047	2,029	36%
	Economic grade ore mined	Kt	3,130	1,113	4,243	1,241	283	1,335	181%
	Material moved	Kt	12,057	13,518	25,575	15,231	12,547	15,575	-11%
Processing	Ore milled	Kt	1,614	1,277	2,891	1,521	1,043	1,171	26%
	Autoclave feed	Kt	1,281	961	2,242	1,304	965	1,200	33%
	Autoclave grade	g Au/t	4.80	5.38	5.05	4.80	5.91	5.45	-11%
	Recovery	%	81.8	81.1	81.5	81.2	82.5	90.6	0%
	Gold poured	oz	169,693	138,525	308,218	168,013	156,468	182,428	22%

Mt Rawdon*
Mining	Ore mined	Kt	807	945	1,572	919	777	818	-15%
Processing	Ore milled	Kt	863	896	1,759	902	850	823	-4%
	Head grade	g Au/t	1.10	1.06	1.08	1.09	1.30	1.17	4%
	Recovery	%	89.9	89.1	89.5	90.9	91.1	89.7	1%
	Gold poured	oz	26,806	26,801	53,607	29,543	31,919	27,747	0%
	Attributable to LGL	oz	5,088		5,088

Kirkalocka*
Processing	Ore milled	Kt	362	374	736	354	318	318	-3%
	Head grade	g Au/t	1.13	1.02	1.08	0.99	1.07	1.02	11%
	Recovery	%	91.7	91.8	91.8	89.1	98.8	98.0	0%
	Gold poured	oz	12,039	10,709	22,748	9,840	10,001	8,595	12%
	Attributable to LGL	oz	1,716		1,716

Ballarat	Gold poured	oz	614	663	1,277	357	523	—	-7%
LGL Group		oz	177,111	139,188	316,299	168,370	156,991	—	27%

*	Production Statistics for Mt Rawdon and Kirkalocka are for reference only. The merger was effective from 17 June 2008.
LIHIR ISLAND
Mining
Material movements in the quarter totalled 12.1 million tonnes, which was lower than the prior quarter, affected primarily by above average rainfall which caused difficult haul road and pit floor conditions. Unscheduled maintenance also affected shovel availability, although this is expected to improve later in the year following delivery of the first of two replacement shovels.
The focus of mining activity was on the development of the Lienetz pit with ore mined from both Phase 6 and Phase 8 as mining transitions to Phase 8 following completion of stripping.
Second Quarter Production Report for the three months ended 30 June 2008 Page 4 of 11

Processing
Processing performance continued to improve in the June quarter, benefiting from installation of additional crushing equipment and better mill utilization. The commissioning of the Abon sizer, which enables more effective processing of a wider range of soft to medium hardness ores, contributed to a significant increase in crushing circuit throughput, which rose to around 1.7 million tonnes from around 1.3 million tonnes in the first quarter.
Milling in the quarter rose to a record 1.6 million tonnes. This reflects the improvements in the crushing circuit which enabled better utilization of the additional milling capacity installed as part of the flotation expansion late last year.
Feed to the autoclaves was 1.3mt at 4.8g/t which included 169kt of flotation concentrate produced from 502kt of ore treated in the flotation circuit. The second quarter is expected to be the lowest grade quarter of the year, due to mining operations being in a lower grade zone of the pit, and because higher sulphur grades have required blending with lower gold grade material.
The Air Liquide oxygen plant returned to operations during the quarter, following rectification of installation problems, returning total autoclave oxygen capacity to 82 tonnes/hr. This was some four months ahead of expectations.
Million Ounce Plant Upgrade
The project commenced in the first quarter and continues to make progress with major lead items including the oxygen plant and grinding mills remaining on schedule and budget. Tenders are being reviewed for supply of the autoclave with orders to be finalised in the third quarter. Electrical design work commenced along with engineering design for the autoclave, oxygen plant and leach/CIL circuit.
Tenders have been received for crushing, milling and pressure oxidation engineering design packages.
Exploration
Drilling at Lihir Island between the Kapit and Lienetz pits continued during the quarter. Significant assay results are shown in the adjacent image. The drilling continues to produce encouraging results which may lead to a substantial increase in resources in the coming years.
Full drilling results have been released separately to this report.
These intercepts were returned from drill holes located outside of the existing resource

MT RAWDON
Gold production was 26,806 ounces for the quarter with 5,088 ounces attributable to the LGL group. Mining in the June quarter reconciled positively to the geological reserve by 19% for tonnes and by 14% for grade (1.12g/t v 0.98g/t). This resulted in production for the quarter being higher than the reserve estimate.
KIRKALOCKA
At Kirkalocka, gold production was 12,039 ounces with 1,716 ounces attributable to the LGL group. Gold production was 12% higher than the prior quarter due to the higher grade of ore treated (1.13g/t v 1.02g/t).
BALLARAT
Mine Development
Record underground development of 1,373 metres was completed during the quarter. The focus of operations remained on underground declines and ventilation infrastructure to facilitate the start of commercial production by year end.

	Q2 08	Q1 08	Q4 07	Q3 07	Q2 07

U/G Development (m)	1,373	930	702	1,069	1,064
Transition from contractor operations to owner operator status, initially for underground ore access and stope development, was completed at quarter end. Approximately 95% of the former contractor’s employees and most of the key supervisory and management staff joined LGL Ballarat. A new contractor has been engaged to focus primarily on decline development and was mobilised to site in July.
Development work continued on the ventilation infrastructure including the Golden Point shaft which was at a depth of 139 metres at quarter end. The shaft is expected to be completed by year end, reaching a depth of more than 300 metres. Additional ventilation infrastructure in the southern end of the mine is expected to be completed in the current quarter to enable development of higher grade areas in the southern zone.

Processing
Commissioning and testing continued in the quarter with low grade material through the gravity circuit and limited concentrate through the leach circuit producing 614 ounces of gold. As part of the ramp-up to commercial production, an additional crusher has been delivered to site and is expected to be installed in the third quarter. This will be coupled with an additional fine ore bin to allow 24 hour processing and limiting crushing to day shift only.
Geology
Resource and definition drilling at Ballarat is accelerating with four drilling rigs operating during the quarter and a fifth arriving on site in July. Significant assays received in the southern and central zones during the quarter are displayed on the following cross section, providing further confidence in the geological model and underpinning production expectations.
BONIKRO
By the end of the June 2008 quarter, the construction of the Bonikro process plant and tailings storage facility (TSF) were nearing completion.
Concrete construction, structural steelwork, mechanical work and plant piping were all well advanced or nearing completion. Commissioning of the power supply to Bonikro from the main grid power transformer at Hiré (12 kilometres from site) was finished during the quarter.
Subsequent to the end of the quarter commissioning of the SAG mill commenced. Full commissioning of the process plant is expected in August 2008.
The main focus of mining during the quarter was the delivery of unmineralised waste for the construction of the TSF and ore to the ROM pad for operational start-up. At the end of the quarter the stockpile of ore was 534,000 tonnes at a grade of 1.57g/t. At this early stage, mining appears to be reconciling well to the geological reserve.
Significant drill assays returned during the June quarter
Second Quarter Production Report for the three months ended 30 June 2008 Page 7 of 11

IVORY COAST EXPLORATION
Current exploration holdings in Ivory Coast consist of 11 granted licences covering 7,936 square kilometres and a further 8 licences under application covering 6,954 square kilometres. Through a joint venture, the LGL group has the right to acquire a 95% interest in an additional 11 licences under application covering another 7,062 square kilometres. This will take the LGL group’s exploration portfolio (once all licences are granted) to 30 licences covering a massive 21,954 square kilometres of highly prospective geology.
Within the Hiré permit, the focus of exploration activities during the June 2008 quarter was on the extension of the Akissi-So resource, infill drilling at Assonji-So and the commencement of a resource definition drill programme on the Chappell prospect.
Results from these programs included:
Akissi So
•	11 metres at 16.17g/t from 25 metres in HRC281

•	11 metres at 3.25g/t from 42 metres in HRC282 and

•	7 metres at 13.45g/t from 67 metres in HRD302
Assonji so
•	9 metres at 6.08g/t from 54 metres in HRC268
•	5 metres at 10.47g/t from 81 metres in HRC277 and
•	9 metres at 2.67g/t from 24 metres in HRC263.
Chappell
•	6 metres at 3.35g/t from 46 metres in HRC294
•	13 metres at 1.56g/t from 27 metres in HRC295 and
•	3 metres at 3.49g/t from 57 metres in HRC311.
First pass regional drill programmes on the Timbe, Oume and Bassawa Licences were also completed in the June 2008 quarter.
Other significant work carried out during the quarter included the completion of a programme of 6,100 soil samples on the southern half of the Sassandra licence.
Full drilling results have been released separately to this report.
Second Quarter Production Report for the three months ended 30 June 2008 Page 8 of 11

Financial Data
LIHIR ISLAND

							Change
		Second	First		Second		Q2 2008
		Quarter	Quarter		Quarter		From
		2008	2008		2007		Q1 2008

Gold sold	oz	170,697	129,515		168,508		32%

Price — cash	$/oz	900	928		664		-3%

Gold poured	oz	169,693	138,525		182,428		22%

Gross cash cost	$/oz	594	713	*	388	*	-17%

Total cash costs	$/oz	417	462		250	*	-10%

*	These unit cash and total costs have been restated to conform with the Gold Institute cost standard for by-product costing.
The main difference from the prior released unit cost calculation is the inclusion of by-product credits for silver, carbon credits and production levy costs introduced in 2007
Costs
During the quarter, costs remained under pressure from rising oil prices and further weakening of the US dollar. Oil price related cost pressures were experienced with diesel, power generation, freight and travel costs increasing. Total cash costs at Lihir Island were $417/oz, down from $462 in the first quarter. Unit mining costs were affected by lower tonnages of material moved and higher costs. Unit costs are expected to reduce over the balance of the year as production increases.
BALLARAT

					Change
		Second	First	Second	Q2 2008
		Quarter	Quarter	Quarter	From
		2008	2008	2007	Q1 2008

Gold sold	oz	631	761	0	1,089

Price — cash	$/oz	912	946	+	734

Gold poured	oz	614	663	357	523
Total Revenues
During the quarter, 171,328 ounces were sold, up from 130,276 ounces in the prior quarter, including pre-production ounces from Ballarat.
The average spot gold price received was $900 per ounce, down 3% from $928 per ounce in the first quarter of 2008.

Further Information
CONTACT FOR INVESTOR INFORMATION:
Joe Dowling
GM Corporate Affairs
Tel: 07 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com
Joel Forwood
Manager Investor Relations
Tel: 07 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com
Web site: www.LGLgold.com
SHAREHOLDER ENQUIRIES:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com
E-mail: taylor.fam@computershare.com.au
ADR DEPOSITARY:
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com
PRINCIPAL OFFICE
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
CORPORATE OFFICE
Level 9, AAMI Building
500 Queen St
Brisbane, Australia
STOCK EXCHANGE LISTINGS
Australian Stock Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)
ISSUED CAPITAL
The current ordinary issued capital of the company is:
•	2,188,187,031 ordinary shares
•	161,527,405 B class shares, and
•	585,984 restricted executive shares
DIRECTORS
Ross Garnaut — Chairman
Arthur Hood — Managing Director
Geoff Loudon
Peter Cassidy
Winifred Kamit
Bruce Brook
Alister Maitland
Mike Etheridge
GROUP SECRETARY
Stuart MacKenzie
Second Quarter Production Report for the three months ended 30 June 2008 Page 10 of 11

FORWARD LOOKING STATEMENTS
This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”).
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies.
Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
COMPETENT PERSON
The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves at LGL is based on information compiled by Roy Kidd and Charles Carnie who are members of the Australian Institute of Geoscientists. Roy Kidd is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.
Roy Kidd consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
Charles Carnie is a full time employee of Ballarat Goldfields Pty Ltd in the role of Geology Manager for the company. Charles Carnie has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Charles Carnie consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
This report is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au.
NOTE TO U.S. INVESTORS
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml.
NOTE TO CANADIAN INVESTORS
Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (Nl 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com).